Exhibit 99.2

The following press release was issued today jointly by Vivendi Universal (Paris Bourse: EX FP; NYSE:V) and USA Interactive (NASDAQ: USAI).

New York and Paris, January 23, 2003

VIVENDI UNIVERSAL CEO AND CHAIRMAN JEAN-RENE FOURTOU AND USA
INTERACTIVE CHAIRMAN AND CEO BARRY DILLER ISSUE THE FOLLOWING
STATEMENT REGARDING ENTERTAINMENT ASSETS:

“We met yesterday in New York with the Management Committee of Universal Entertainment and discussed a range of issues regarding our Entertainment assets. We reviewed the performance of all the divisions for 2002, and approved the operating budgets for 2003.

“We have previously said we are each desirous of renegotiating various aspects of the VUE Joint Venture. These discussions, cordial and collegial, continue.

“In the interim, no changes in the operating structure or reporting responsibilities are contemplated. Beyond our responsibilities to our shareholders, we are managing through the changed circumstances at Vivendi that occurred last year with as much sensitivity as possible, never forgetting these businesses are all leaders in their categories and that the management and employees of these enterprises are the ones very much responsible for their good health and continued growth — and who delivered outstanding results during the difficult 2002 year.”

CONTACTS:

Vivendi Universal New York
Anita Larsen
+(1) 212.572.1118

USA Interactive
Ron Sato
+(1) 212.314.7254

Vivendi Universal Paris
Alain Delrieu
+33 (1).71.71.1086